UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

NERDY INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

64081V 109

(CUSIP Number)

Frederic D. Fenton
c/o TCV
250 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,469 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,153,956 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,153,956 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,153,956 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,469 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,469 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,469 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,650,425 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 21,650,425 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,650,425 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,650,425 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 21,650,425 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,650,425 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2021 (the “Original Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented as follows:

On August 21, 2023, TCV VIII (A), L.P. (“TCV VIII (A)”) and TCV VIII VT Master, L.P. (“TCV Master Fund”) along with other holders representing collectively approximately 95% of the warrants of Nerdy Inc. (the “Company”) issued in a private placement (the “Company Warrants”) and the warrants issued by Nerdy LLC (“OpCo”) to purchase units in OpCo (“OpCo Units”) (the “OpcoWarrants,” and together with the Company Warrants, the “Private Warrants”), entered into a Consent to Amend Warrant Agreement (the “Consent”), pursuant to which each such holder, including TCV VIII (A) and TCV Master Fund, consented, subject to closing of the Offer referred to below, to amend the Warrant Agreement, dated as of October 9, 2020, governing the Private Warrants (the “Warrant Amendment”). Pursuant to the Consent, the Warrant Amendment will require that, upon the closing of the exchange offer and consent solicitation relating to the Company’s outstanding public warrants, which commenced on August 21, 2023 (the “Offer”), (a) each Company Warrant be automatically exchanged into shares of Class A Common Stock and (b) each OpCo Warrant that is outstanding be automatically exercised on a cashless basis for OpCo Units with an equivalent number of shares of Class B Common Stock, in each case, at a ratio of 0.250 shares or Opco Units per warrant.

Concurrently with the entry into the Consent, TCV VIII (A) and TCV Master Fund along with other holders of shares of Class A Common Stock and OpCo Units that are subject to potential forfeiture unless certain triggering events are achieved (the “Earnout Equity”), entered into an Earnout Equity Cancellation and Release Agreement (the “Earnout Equity Cancellation Agreement”), pursuant to which, each such holder agreed, subject to the closing of the Offer, to forfeit (and thus surrender for cancelation) sixty percent (60%) of the Earnout Equity they hold and that the remaining forty percent (40%) of the Earnout Equity will not be subject to potential forfeiture regardless of whether the triggering events are or are not achieved.

The foregoing summaries of the Consent and the Earnout Equity Cancellation Agreement do not purport to be complete, and are qualified in their entirety by reference to the Consent and the Earnout Equity Cancellation Agreement included with this Amendment as Exhibits 13 and 14, respectively, each of which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information in Item 5 (a) and (b) is hereby amended and restated to correct an immaterial typographical error in the number of OpCo Units held by TCV Master Fund reported in the Original Schedule 13D. Other than the transactions reported in Item 4 herein, the Reporting Persons have not effected transactions in securities of the Company since the filing of the Original Schedule 13D.

(a), (b). As of the close of business on August 21, 2023, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

				Number of shares as to which person has:
Name of Investor	Amount Beneficially Owned(1)		Percentage of Outstanding Shares(2)	Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV VIII VT Master, L.P.	17,496,469	(3)	14.9%	17,496,469	—
TCV VIII (A), L.P.	4,153,956	(4)	3.5%	4,153,956	—
TCV VIII VT Master GP, LLC	17,496,469		14.9%	17,496,469	—
TCV VIII, L.P.	17,496,469		14.9%	17,496,469	—
Technology Crossover Management VIII, L.P.	21,650,425		18.4%	21,650,425	—
Technology Crossover Management VIII, Ltd.	21,650,425		18.4%	21,650,425	—

(1)	Each of TCV Master Fund and TCV VIII (A) has the sole power to dispose or direct the disposition of the securities which it holds directly, and has the sole power to vote or direct the vote of such securities, as applicable.

The general partner of TCV Master Fund is TCV VIII VT Master GP, LLC (“Master GP”). The managing member of Master GP is TCV VIII, L.P. (“TCV VIII”). The direct general partner of TCV VIII and TCV VIII (A) is Technology Crossover Management VIII, L.P. (“TCM VIII”). The general partner of TCM VIII is Technology Crossover Management VIII, Ltd. (“Management VIII”). Each of Master GP, TCV VIII, TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV Master Fund. TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VIII (A).

Each of Master GP, TCV VIII, TCM VIII and Management VIII disclaims beneficial ownership of the securities reported herein except to the extent of any pecuniary interest therein.

(2)	All percentages in this table are based on 100,748,016 shares of Class A Common Stock issued and outstanding as of August 14, 2023, as disclosed in the Company’s Registration Statement on Form S-4 filed on August 21, 2023, and assumes full exercise of the Company Warrants and OpCo Warrants and full conversion of the OpCo Units (including from the exercise of the OpCo Warrants) beneficially owned by the Reporting Persons..

(3)	Consists of the following held by TCV Master Fund: (i) 16,187,373 OpCo Units, which, together with the equal amount of Class B Common Stock held by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Company’s election and (ii) 496,554 OpCo Warrants (the exercise of which would result in the issuance of OpCo Units and a corresponding number of Class B Common Stock, which together would then be exchangeable for either cash or shares of Class A Common Stock). Also includes 812,542 OpCo Units, with a corresponding number of shares of Class B Common Stock, which were received as earn-out consideration and are subject to potential forfeiture if certain trading price thresholds are not met within five years of the Closing Date.

(4)	Consists of the following held by TCV VIII (A): (i) 3,843,155 shares of Class A Common Stock and (ii) 117,890 warrants to purchase shares of Class A Common Stock. Also includes 192,911 shares of Class A Common Stock, which were received as earn-out consideration and are subject to potential forfeiture if certain trading price thresholds are not met within five years of the Closing Date.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any securities owned beneficially or of record by any other Reporting Person.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 6 is hereby supplemented as follows:

The information and descriptions set forth in Item 4 are incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

The information in Item 7 is hereby supplemented as follows:

Exhibit 13 - Consent to Amend Warrant Agreement, dated as of August 21, 2023, by and among Nerdy Inc. and TCV VIII (A), L.P. and TCV VIII VT Master, L.P.

Exhibit 14 – Earnout Equity Cancellation and Release Agreement, dated as of August 21, 2023, by and among Nerdy Inc., Nerdy LLC and TCV VIII (A), L.P. and TCV VIII VT Master, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER GP, LLC

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory